Filed Pursuant to Rule 433

Registration No. 333-150449

FINAL TERM SHEET

Dated March 23, 2010

4.50% Notes due March 26, 2020

Issuer:	Philip Morris International Inc.

Offering Format:	SEC Registered

Security:	4.50% Notes due March 26, 2020 (the “Notes”)

Aggregate Principal Amount:	$1,000,000,000

Maturity Date:	March 26, 2020

Coupon:	4.50%

Interest Payment Dates:	Semi-annually on each September 26 and March 26, commencing September 26, 2010

Price to Public:	98.717% of principal amount

Underwriting Discount:	0.45%

Net Proceeds:	$982,670,000 (before expenses)

Benchmark Treasury:	3.625% due February 2020

Benchmark Treasury Yield:	3.682%

Spread to Benchmark Treasury:	+ 98 bp

Yield:	4.662%

Settlement Date (T+3):	March 26, 2010

CUSIP/ISIN:	718172AH2 / US718172AH26

Listing:	Application will be made to list the Notes on the New York Stock Exchange

Anticipated Ratings:	A2 by Moody’s Investors Service, Inc. A by Standard & Poor’s Ratings Services A by Fitch Ratings

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities Inc.

Co-Managers:	BBVA Securities, Inc. BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. SG Americas Securities, LLC

Allocations:
Citigroup Global Markets Inc.	$266,667,000
Goldman, Sachs & Co.	$266,667,000
J.P. Morgan Securities Inc.	$266,666,000
BBVA Securities, Inc.	$40,000,000
BNP Paribas Securities Corp.	$40,000,000
Credit Agricole Securities (USA) Inc.	$40,000,000
HSBC Securities (USA) Inc.	$40,000,000
SG Americas Securities, LLC	$40,000,000

Total	$1,000,000,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 877-858-5407, Goldman, Sachs & Co. toll free at 866-471-2526 or J.P. Morgan Securities Inc. at 212-853-4533 (call collect).